[Federal Life Letterhead]
September 15, 2008
VIA EDGAR AND ELECTRONIC MAIL
Mr. Craig Ruckman, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Life Trust Registration Statement on Form N-1A File Nos. 333-147558; 811-22145
Dear Mr. Ruckman:
We hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. Eastern time on September 17, 2008, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby confirm that we are aware of our obligations under the Act. In addition, we acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Federal Life Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Federal Life Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, FEDERAL LIFE TRUST
By:	/s/ William S. Austin
William S. Austin
Chairman and President